# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RADCOM LTD, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG, TEL AVIV, Israel (L3), 6971920
Date of event which requires filing of this statement: 05/07/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000548
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,625,006; shared voting power 0; sole dispositive power 2,625,006; shared dispositive power 0; aggregate amount beneficially owned 2,625,006 (15.7% of the class)
- LYNROCK LAKE PARTNERS LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,625,006; shared voting power 0; sole dispositive power 2,625,006; shared dispositive power 0; aggregate amount beneficially owned 2,625,006 (15.7% of the class)
- Paul Cynthia (CIK 0001736572): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,625,006; shared voting power 0; sole dispositive power 2,625,006; shared dispositive power 0; aggregate amount beneficially owned 2,625,006 (15.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Name of issuer: RADCOM LTD
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG, TEL AVIV, Israel (L3), 6971920
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on February 24, 2026 and amended on April 28, 2026 (as amended, the "Schedule 13D"). This Amendment No. 2 amends and supplements the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The source of the capital to purchase securities of the Issuer reported herein was Lynrock Fund's (as defined below) working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,625,006 Ordinary Shares reported herein is approximately $28,572,087, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 16,738,377 Ordinary Shares outstanding as of April 8, 2026, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 15, 2026.

The Reporting Persons' ownership of the Issuer's securities consists of 2,625,006 Ordinary Shares held directly by Lynrock Lake Master Fund LP ("Lynrock Fund"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul, Sole Member of Lynrock Lake Partners LLC, its General Partner (05/11/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul, Sole Member (05/11/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul (05/11/2026)